Exhibit 99.1

(1)
Change only in form of pecuniary interest.  On March 8, 2012, Brookfield Retail Holdings III LLC (“BRH III”), the investment vehicle through which the Reporting Person may be deemed to indirectly beneficially own shares of common stock of the Issuer (the “Shares”), contributed 2,307,948 Shares directly beneficially owned by BRH III to Brookfield Retail Holdings R 1 Inc. (“Holdco”).  In exchange for such contribution, BRH III acquired (i) 255.888 shares in Holdco representing a proportionate interest in Holdco equivalent to 2,307,948 of the Shares directly held by Holdco following the contribution and (ii) pursuant to a loan agreement, a note with Holdco in a principal amount of $14,329,728.00, which accrues interest at a rate of 8% per annum.  As a result of the contribution of Shares in exchange for an issuance to BRH III of shares in Holdco, the Reporting Person’s rights with respect to the Shares did not change. China Investment Corporation (“CIC”) is the parent of CIC International Co., Limited (“CIC International”), which is the parent of each of Stable Investment Corporation ("Stable") and Best Investment Corporation ("Best"). Stable and Best hold a collective 99.499848% percentage ownership interest in BRH III (subject to a "carry interest" held by the managing member thereof), which owns 2,307,948 shares of the Common Stock of the Issuer. CIC International is the parent of another wholly owned subsidiary through which CIC indirectly holds an additional 4,917 shares of Common Stock. The amount in column 5 above includes such 4,917 shares, but Stable and Best do not have any beneficial interest in such shares. Each of CIC, Stable and Best disclaim any beneficial ownership of the shares of Common Stock reported herein except to the extent of its respective indirect pecuniary interest therein.

(2)	Change only in form of pecuniary interest. Price represents closing market price of Shares on date of contribution.